Great American Advisors, Inc.

301 East Fourth Street

Cincinnati OH 45202

April 22, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street NE

Washington DC 20549

Re:	Great American Life Insurance Company

Registration Statement on Form S-1

Pre-Effective Amendment No. 1

File No. 333-227067

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant and principal underwriter for the Index Summit annuity contracts issued by Great American Life Insurance Company hereby request the acceleration of the effective date of the Registration Statement on Form S-1 referenced above to May 1, 2019, or as soon thereafter as practicable.

The Registrant and principal underwriter are fully aware of their responsibilities under the Federal securities laws with respect to the request for acceleration of effectiveness.

The undersigned hereby acknowledges that:

•

should the Securities and Exchange Commission (“Commission”) or its staff (“Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the undersigned may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Great American Life Insurance Company

By:	/s/ Mark F. Muething
Mark F. Muething
President

Great American Advisors, Inc.

By:	/s/ Peter J. Nerone
Peter J. Nerone
President, Chief Executive Officer & Chief Compliance Officer